

May 17, 2013

<u>Via Facsimile</u>
Jean Mann
Chief Executive Officer
Multi-Corp International Inc.
3651 Lindell Road, Suite D414
Las Vegas, NV 89103

> **Re: Multi-Corp International Inc.**
> **Item 4.01 Form 8-K**
> **Filed April 18, 2013**
> **Item 4.01 Form 8-K/A**
> **Filed May 16, 2013**
> **File No. 000-54252**

Dear Mrs. Mann:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K/A filed May 16, 2013</u>

1. We note the letter furnished by your former accountant, DNTW Chartered Accountants, states that they had a disagreement related to the accounting for the oil and gas properties that you acquired in December 2012. Please amend your filing to 1) describe this disagreement, 2) state whether any audit or similar committee of the board of directors, or the board of directors, discussed the subject matter of this disagreement with the former accountant, and 3) state whether you have authorized the former accountant to respond fully to the inquiries of the successor accountant concerning the subject matter of this disagreement and, if not, describe the nature of any limitation thereon and the reason therefore. Refer to Item 304 (a)(1)(iv) of Regulation S-K.

2.   Please provide a letter furnished by DNTW Chartered Accountants, LLP regarding its concurrence or disagreement with the statements made by you in your amended Item 4.01 Form 8-K. We refer you to the guidance at Item 304(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3335 with any questions.

Sincerely,

/s/ Suying Li

Suying Li
Staff Accountant